C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

March 26, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated February 26, 2010 in which you provided comments to our letter dated January 29, 2010. For your convenience, we have reproduced your comments followed by our corresponding responses.

Notes to Consolidated Financial Statements

Note 10: Loss and Loss Adjustment Expense Reserve, page 52

SEC Comment:

1.	In your disclosure on page 53 and the measurement discussion in your response you indicate that you performed a forensic review of 26,805 mortgage loans for compliance with appropriate underwriting guidelines at origination. You indicate that the securitizations on which you record losses contain over 400,000 individual loans and that you did not extrapolate the results from your forensic review of 26,805 loans to other mortgages in the loan pool. In order to help us more fully understand the recognition portion of your response, please explain to us why you did not extrapolate the results from your sample to the loan population that relates to the sample.

MBIA Response:

In the third quarter of 2009, the potential recovery that we recorded of $1.2 billion did not reflect any impact of extrapolating from our samples to the overall population of mortgages in the securitizations for which we are incurring losses.

In accordance with ASC 944, we consider the full range of potential outcomes in determining loss reserves. We specify several scenarios to estimate the distribution. The sum of the probability-weighted values of the scenarios produces the loss reserve. In the third quarter of 2009, we assumed that the distribution of the potential outcome was normal in shape. That is, the probability-weighted values of higher and lower recoveries were equal. As a result, the expected value of the distribution was the same as the value of recoveries related solely to loans that had been reviewed by our forensic review consultants through September 30, 2009. Therefore, the recorded amount did not reflect any extrapolation.

In the fourth quarter of 2009, based on new information that became available, we estimated that the probability that we recover substantially more than the value of files already reviewed was higher than the probability that we recover less. New information that became available included the success of other parties in pursuing sellers/servicers for loan repurchases/replacements, the acknowledgment by certain sellers/servicers that they have significant exposure to put-backs and the substantial reserves taken by sellers/servicers related to loan repurchases/replacements, positive developments in litigation that we have initiated against sellers/servicers that we believe increase the probability that we will obtain substantial recoveries from ineligible loans, and other factors. We have disclosed this information within Note 12, “Loss and Loss Adjustment Expense Reserves” in our Annual Report on Form 10-K for the year ended December 31, 2009.

We consider all relevant facts and circumstances at each measurement date when developing our assumptions about potential recoveries. As such, our estimated amounts of potential recoveries will continue to be revised and supplemented as facts and circumstances change and as additional relevant information becomes available.

SEC Comment:

2.	Please revise your disclosure to explain what portion, if any, of the $3.2 billion in gross recoveries netted against your claim liability, as indicated in the table on page 55, relates to potential recoveries resulting from ineligible mortgages included in insured second-lien residential mortgage securitizations. It is our understanding that principal and interest payments are not accelerated upon default; therefore, it would appear that a portion of your claim liability and potential recoveries would relate to the future payments to be made related to the problematic loans in your 26,805 loan sample.

MBIA Response:

The $3.2 billion in gross recoveries reported on page 55 of our Form 10-Q for the quarter ended September 30, 2009, in accordance with the disclosure requirements of ASC 944, represents the undiscounted value of our estimate of potential recoveries of claim payments already made as well as potential recoveries of future claim payments for which we have established a gross claim liability, before reinsurance. The present value of the $3.2 billion of potential recoveries as of September 30, 2009 was $3.0 billion. Of the $3.0 billion, $2.1 billion was reported in our “Insurance loss recoverable” asset on our balance sheet and represented amounts expected to be collected to recover payments already made under our insurance policies. The remaining $969 million was netted against our claim liability (“Loss and LAE reserves”) on our balance sheet and represented amounts expected to be collected from estimated future payments under our insurance policies. With respect to the table on page 55, the entire gross claim liability relates to expected future payments and, as described above, a portion of the gross potential recoveries relates to the recovery of such expected future payments. As described in our previous response, expected salvage and subrogation recoveries, as well as recoveries from other remediation efforts, are initially netted in our claim liability. Once a claim payment has been made, recoveries related to that claim payment are classified as assets on our balance sheet within “Insurance loss recoverable” since the gross claim liability has been satisfied.

The following is an excerpt from Note 12, “Loss and Loss Adjustment Expense Reserves” appearing on pages 199 and 200 of our Annual Report on Form 10-K for the year ended December 31, 2009, which we believe is responsive to your request. Please note that the reserves for expected future payments and expected recoveries of $2.4 billion and $831 million, respectively, relate to the discounted amounts included in our balance sheet as presented in the table that directly precedes the disclosure. The sum of the future value of the expected recoveries netted in our claim liability and the future value of the expected recoveries reported within “Insurance loss recoverable” on our balance sheet comprises the $3.4 billion of gross potential recoveries reported in the table required by ASC 944.

“The following table provides information about the financial guarantees and related claim liability included in each of MBIA’s surveillance categories as of December 31, 2009:

	Surveillance Categories
$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	217	79	19	129	444
Number of issues (1)	51	30	15	95	191
Remaining weighted average contract period (in years)	10.4	11.5	5.5	8.0	8.8
Gross insured contractual payments outstanding (2) :
Principal	$7,081	$2,581	$1,806	$14,639	$26,107
Interest	4,786	2,111	380	5,887	13,164

Total	$11,867	$4,692	$2,186	$20,526	$39,271

Gross claim liability	$—	$—	$—	$2,750	$2,750
Less:
Gross potential recoveries	—	—	—	3,380	3,380
Discount, net	—	—	—	42	42

Net claim liability (recoverable)	$—	$—	$—	$(672)	$(672)

Unearned premium revenue	$247	$43	$27	$113	$430

(1) —An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

(2) —Represents contractual principal and interest payments due by the issuer of the obligations insured by MBIA.

“The following table provides information about the components of the Company’s insurance loss reserves and recoverables included in each of MBIA’s surveillance categories as of December 31, 2009:

	Surveillance Categories
In millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Loss reserves (claim liability)	$—	$—	$—	$1,510	$1,510
LAE reserves	—	—	—	70	70

Loss and LAE reserves	$—	$—	$—	$1,580	$1,580

Insurance claim loss recoverable	$—	$—	$—	$2,413	$2,413
LAE insurance loss recoverable	—	—	—	32	32

Insurance loss recoverable	$—	$—	$—	$2,445	$2,445

Reinsurance recoverable on unpaid losses	$—	$—	$—	$47	$47
Reinsurance recoverable on LAE reserves	—	—	—	2	2
Reinsurance recoverable on paid losses	—	—	—	13	13

Reinsurance recoverable on paid and unpaid losses	$—	$—	$—	$62	$62

“The loss and LAE reserves (claim liability) reported in the preceding table primarily relate to probability-weighted expected future claim payments on insured RMBS transactions. Loss and LAE reserves include $2.4 billion of reserves for expected future payments offset by expected recoveries of such future payments of $831 million. The insurance loss recoverable reported in the preceding table primarily relates to probability-weighted estimated recoveries of payments made by the Company resulting from ineligible mortgage loans in certain insured second-lien residential mortgage loan securitizations that are subject to a contractual obligation by the sellers/servicers to repurchase or replace the ineligible mortgage loans and expected future recoveries on RMBS transactions resulting from expected excess spread generated by performing loans in such transactions. We estimate that MBIA will be reimbursed for potential recoveries related to ineligible mortgage loans, which represent the majority of our insurance loss recoverable, by mid-year 2012.”

SEC Comment:

3.	Please revise your disclosure to indicate the nature of the $3.2 billion in anticipated recoveries netted in your claim liability and quantify the amounts.

MBIA Response:

In response to your comment, we will provide the below amended disclosure in our next filing on Form 10-Q updated as of that date, along with the additional disclosures provided in our response to your second comment of this letter.

“The following table provides information about the financial guarantees and related claim liability included in each of MBIA’s surveillance categories as of September 30, 2009:

	Surveillance Categories
$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	220	60	12	115	407
Number of issues (1)	39	25	11	84	159
Remaining weighted average contract period (in years)	9.1	11.2	8.6	5.6	7.4
Gross insured contractual payments outstanding:
Principal	$9,177	$2,188	$622	$14,832	$26,819
Interest	5,039	1,626	368	4,404	11,437

Total	$14,216	$3,814	$990	$19,236	$38,256

Gross claim liability	$—	$—	$—	$2,304	$2,304
Less:
Gross potential recoveries	—	—	—	3,227	3,227
Discount, net	—	—	—	(1)	(1)

Net claim liability (recoverable)	$—	$—	$—	$(922)	$(922)

Unearned premium revenue	$233	$36	$6	$93	$368

(1)—An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

“The gross claim liability of $2.3 billion reported in the preceding table represents the Company’s estimate of undiscounted probability-weighted future claim payments, which primarily relate to insured RMBS transactions. The gross potential recoveries of $3.2 billion reported in the preceding table represent the Company’s estimate of undiscounted probability-weighted recoveries of actual claim payments and recoveries of estimated future claim payments, and primarily relate to insured RMBS transactions.

“The following table provides information about the components of the Company’s insurance loss reserves and recoverables included in each of MBIA’s surveillance categories as of September 30, 2009. The loss reserves (claim liability) and insurance claim loss recoverable included in the following table represent the present value of the probability-weighted future claim payments and recoveries discussed above and reflect the classification of such amounts as reported on the Company’s consolidated balance sheet.”

	Surveillance Categories
In millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Loss reserves (claim liability)	$—	$—	$—	$1,270	$1,270
LAE reserves	—	—	—	53	53

Loss and LAE reserves	$—	$—	$—	$1,323	$1,323

Insurance claim loss recoverable	$—	$—	$—	$2,170	$2,170
LAE insurance loss recoverable	—	—	—	38	38

Insurance loss recoverable	$—	$—	$—	$2,208	$2,208

Reinsurance recoverable on unpaid losses	$—	$—	$—	$33	$33
Reinsurance recoverable on LAE reserves	—	—	—	1	1
Reinsurance recoverable on paid losses	—	—	—	19	19

Reinsurance recoverable on paid and unpaid losses	$—	$—	$—	$53	$53

SEC Comment:

4.	In the measurement discussion of your response, you indicate that the probability-weighted expected recovery was equivalent to the par amount of the losses incurred because you believe that the distribution of possible outcomes is evenly distributed around the par amount of the loans eligible for put-back to the originators or sellers/servicers. You go on to indicate that the recorded amount of potential recoveries may exceed the amount of your claim liability for a given policy. Please explain to us whether you include in your distribution of possible recoveries any amounts in excess of losses previously recognized. If so, please explain to us why it is appropriate to recognize recoveries in excess of your total losses recorded. Please also tell us whether you include gain contingencies, such as damages, in your distribution of possible recoveries and why such inclusion is appropriate.

MBIA Response:

The recoveries we record in accordance with accounting principles for financial guarantee insurance contracts are limited to paid claims plus the present value of future claim payments. We do not include in our distribution of recoveries amounts in excess of losses previously recognized. Our maximum potential recovery is equal to our total gross losses incurred. Once a claim payment is made, the gross loss reserve for that payment is reduced to zero and any related recovery not yet collected, which was netted in the claim liability, is reclassified to our insurance loss recoverable asset. As a result, our net claim liability is reduced by the amount of the payment, net of the related expected recovery that has been reclassified. Total expected recoveries will exceed our reserve for future payments as we continue to make payments and satisfy our claim liability obligation in advance of actual collections from estimated recoveries.

For example, assume we established a claim liability of $100 consisting of $200 of reserves for future claim payments and $100 of potential recoveries of those payments. Then, assume we paid a $150 claim and reclassified the related $75 of recoveries to our insurance loss recoverable asset. The result is a remaining claim liability of $25, consisting of $50 of reserves for future payments and $25 for recoveries of such payments, and an insurance loss recoverable of $75. At this point, the total potential recoveries of $100 ($25 and $75) exceed the remaining claim liability of $25, as well as the gross reserve for future payments of $50. However, at no point do the total recoveries of $100 exceed the total incurred loss.

We do not include gain contingencies in our distribution of possible recoveries.

SEC Comment:

5.	Please revise your proposed disclosures to also include the information included in your measurement discussion in your response. At a minimum, please ensure your revised disclosure indicates:

•	That the securitizations on which you recorded losses contain over 400,000 individual mortgages;

•	That your forensic review classified the mortgages into three levels and describe those levels;

•	That your Level 3 loans were subcategorized into five categories and describe those categories;

•	The categories you identified as recoverable and why;

•	How you estimated the recoverable amount;

•	Where the recoverable amount is recorded on the balance sheet;

•	The credit assessment you performed on the collectibility of the recoverable amount; and

•	When you anticipate collecting these recoverable amounts.

MBIA Response:

In response to your comment, we will include disclosures in our next filing on Form 10-Q consistent with the information provided in the measurement section of our letter to you dated January 29, 2010, ensuring that we include those items listed in your comment above. However, disclosures related to the fifth, sixth, and eighth item listed in your comment above have been included in our “Loss and Loss Adjustment Expense Reserves” footnote within our Annual Report on Form 10-K for the year ended December 31, 2009.

SEC Comment:

6.	Please revise your disclosure to help readers of your financial statements understand when recoveries are initially recognized, the adjustments to previously recorded recoveries and the cash received on the recoveries. A roll forward of recoveries similar to the loss reserve roll forward pursuant to ASC 944-40-50-3 may be useful in conveying this information.

MBIA Response:

Our accounting policy for recognizing losses and recoveries thereof is discussed in the “Loss and Loss Adjustment Expenses” section of “Note2: Significant Accounting Policies” of our Annual Report on Form 10-K for the year ended December 31, 2009 (page 144). Our disclosure states the following:

“The Company recognizes claim liabilities (loss reserves) on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract discounted using a risk-free rate as of the measurement date exceeds the unearned premium revenue. A claim liability is subsequently remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of the claim liability are recognized as claim expense in the period of change. Measurement and recognition of claim liability is reported gross of any reinsurance. The Company estimates the likelihood of possible claims payments and possible recoveries using probability-weighted expected cash flows based on information available as of the measurement date, including market information. Accretion of the discount on a claim liability is included in claim expense.

“The Company recognizes potential recoveries on paid claims based on probability-weighted net cash inflows present valued at applicable risk free rates as of the measurement date. Such amounts are reported within “Insurance loss recoverable” on the Company’s consolidated balance sheet. To the extent the Company had recorded potential recoveries in its claim liability previous to a claim payment, such recoveries are reclassified to “Insurance loss recoverable” upon payment of the related claim and remeasured each reporting period.

“The Company’s claim liability, insurance loss recoverable, and accruals for loss adjustment expenses (“LAE”) incurred are disclosed in “Note 12: Loss and Loss Adjustment Expense Reserves.””

With respect to potential recoveries of paid losses (our insurance loss recoverable asset), we have provided a roll forward similar to the loss reserve roll forward pursuant to ASC 944-40-50-3 in the footnotes to our financial statements. Our insurance loss recoverable roll forwards appear on page 56 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and on page 201 of our Annual Report on Form 10-K for the year ended December 31, 2009. Changes in potential recoveries of unpaid losses are netted in the loss and LAE reserve (our claim and LAE liability) roll forwards appearing on page 56 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and on page 200 of our Annual Report on Form 10-K for the year ended December 31, 2009.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-Q. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin